

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

January 16, 2013

<u>Via Overnight Delivery</u>

Mr. Robert A. Earnest
Vice President, General Counsel and
Corporate Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: <u>Shareholder Nomination</u>

Dear Mr. Earnest:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby nominates Walter M. Schenker as a nominee for election as director to the Board of Directors of Superior Industries International, Inc. ("the Company") at the Company's 2013 Annual Meeting of Shareholders.

In accordance with the Company's By-Laws, amended and restated, (the "By-Laws"), we provide the following information concerning Mr. Walter M. Schenker.

1. The nominee's full name, age, principal occupation and employer.

    Walter M. Schenker, 65. Sole Principal, MAZ Capital Advisors, LLC.

    Business address for MAZ Capital Advisors, LLC is 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

2. The nominee's address and telephone number.

    105 Windsor Drive, Pine Brook, NJ, 07058. (973) 277-2737

3. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Since the mid-1970's Mr.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

Schenker has followed the automotive parts industry, and in the 1970's and 1980's published significant research on the industry and was quoted in major publications. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues.

GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions and investor relations.

A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

At present, Mr. Schenker does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.

Mr. Schenker's written consent letter is enclosed (Exhibit B).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this recommendation.

2. GAMCO's address and telephone number.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of January 15, 2013, GAMCO was the beneficial owner of 1,649,698 shares of the Company's Common Stock, representing 6.05% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated November 30, 2012, is enclosed (Exhibit C).

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being recommended by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Schenker or others pursuant to which Mr. Schenker is being recommended by GAMCO.

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Superior Industries International, Inc. requirements. Should this letter and/or any attachments hereto be



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Stockholders in person or by proxy to nominate Mr. Schenker to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

Exhibit A

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT:
105 Windsor Drive
Pine Brook, NJ 07058
wschenker@mazpartners.com (E-mail)
(973) 277-2737 (Home)
(973) 641-5643 (Cell)
(973) 829-1335 (Work)

EDUCATION:
Bachelor of Arts Degree
 Cornell University, College of Arts & Science, 1969
Master of Business Administration
 Columbia University Graduate School of Business, 1971
 Finance Major

CURRENT EMPLOYMENT:
MAZ Capital Advisors LLC 2010-Present
1130 Route 46, Suite 22, Parsippany, NJ, 07054
Sole Principal

PRIOR EXPERIENCE:
1999-2010 - Titan Capital Management, LLC
 Primarily a hedge fund operating as TCMP3 Partners, LP
 One of three founders and Principals
 Only one down year and significantly outperformed S&P 500
 Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
 Steinhardt Partners (hedge fund)
 Bear Stearns (derivatives desk)
 Gabelli & Company, Inc. (analyst/portfolio manager)
 Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
 Lehman Brothers
 Drexel Burham Lambert
 Bear Stearns

PUBLIC BOARDS:
None currently or at any time during the last five years

REFERENCES:
Yakov Kogan – CEO – Cleveland Biolabs Inc.
 73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
 140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

REFERENCES: Ward Paxton – CEO – Intrusion, Inc.
                                      1101 Arapaho Road, Richardson, TX, 75081

                           Jeff Parker – CEO – Parkervision, Inc.
                                        8493 Baymeadows Way, Jacksonville, FL, 32256

                           Larry Sills – CEO – Standard Motor Products
                                      3718 Northern Blvd., Long Island City, NY 11101

                           Brad Larson - Former CEO - Meadow Valley Corp.
                                      Meza, AZ

Exhibit B

January 9, 2013

Mr. Robert A. Earnest
Vice President, General Counsel and
Corporate Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: Director Nomination

Dear Mr. Earnest:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Superior Industries International, Inc. I hereby consent to being
named as a nominee and to serving as a Director if elected.

Sincerely,



Walter M. Schenker

Exhibit C

Most recent Schedule 13D amendment, filed on December 3, 2012 (complete filing available on EDGAR).